Exhibit 99.1

Newater Technology, Inc. Announces Half Year 2018 Unaudited Financial Results

Yantai, China, September 17, 2018 /PRNewswire/ -- Newater Technology, Inc. (NASDAQ: NEWA) (“NEWA”, “we”, “our” or the “Company”), a service provider and a developer and manufacturer of membrane filtration products and related hardware and engineered systems that are used in the treatment, recycling and discharge of wastewater, today announced its unaudited financial results for the half year ended June 30, 2018.

Six Months Ended June 30, 2018 Financial Highlights (all comparisons to the six months ended June 30, 2017 unless noted)

●	Revenues increased by 267.53% from $7.20 million to $26.48 million, which resulted from: 1) growing demand for the Company’s products; 2) an increase in both the number of customers and the scale of projects; and 3) delivering wastewater treatment services.

●	Cost of goods sold increased by 142.90% from $5.28 million to $12.83 million due to: 1) the 267.53% revenue growth; 2) new large complex projects which required more highly skilled engineers for installations and more time to complete projects.

●	Gross profit increased by 610.22% to $13.65 million compared to $1.92 million for the same period in 2017, while the gross profit margin was 51.54%, compared to 26.67% for the same period in 2017.

●	Operation expenses increased by 162.95% from $1.78 million to $4.69 million, and the percentage of operation costs compared to revenue decreased from 24.76% to 17.71%.

●	Operating income increased by 6,405.99% from $0.14 million to $8.96 million. Operating margin increased from 1.91% to 33.82%.

●	Basic and diluted earnings per share increased from $0.00 to $0.67.

●	Net cash provided by the operating activities increased from $1.18 million to $4.86 million. The net cash used in investing activities increased from $1.23 million to $6.74 million. The net cash provided by the financing activities was $6.24 million compared to net cash used in financing activities of $0.79 million for the same period in 2017. The total balance of cash, cash equivalents and restricted cash was $14.48 million as of June 30, 2018, compared to $10.37 million as of December 31, 2017.

“Newater delivered amazing financial results for the first half of 2018. Our revenues increased by 267.53% from $7.20 million to $26.48 million, while the cost of goods sold only increased by 142.90% and the operation expenses increased by 162.95%. This resulted in the 610.22% growth in our gross profit and 6,405.99% increase in our operating income, from $0.14 million for the six months ended June 30, 2017 to $8.96 million for the same period in 2018.” said Ms. Zhuo Zhang, the CFO of the Company. “We had solid net cash generated from operating activities, increasing from $1.18 million for the first six months in 2017 to $4.86 million for the same period in 2018. We also had a strong cash position, including cash, cash equivalents and restricted cash, with a total balance of $14.48 million as of June 30, 2018, compared to $10.37 million as of December 31, 2017.”

Mr. Yuebiao Li, the Company’s Chairman and Chief Executive Officer commented, “Even though our company is a young company, with only a 6-year history, we have grown tremendously. The number of employees grew from 4 at its inception to more than 230 at present. In 2018, we moved into our newly completed 8.07-acre industrial park from our old half-acre facility. Our automatic DTRO (Disk Tube Reverse Osmosis) production line will be completed by the end of 2018. Upon completion, we believe we will be at the forefront for DTRO automatic production lines in China, enabling us to be a leader of DTRO manufacturing in China. We are expanding our market from North East China to the entirety of China. The current trade war between China and the U.S. has little impact on our business. We remain committed to innovation, research and development, which, we believe, strengthens our competitive advantage. In the first half of 2018, we continuously increased our spending on research and development. We are expanding the scale of our research and development projects; in addition, we are exploring new areas, such as zero-discharge treatment technology in coal mines.”

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Operating Results for Six Months Ended June 30, 2018

Revenues

We derive our revenues from (1) sale of products such as water purifying membranes and water purification equipment (“product revenues”); (2) sale of water purifying installation projects (“project revenues”); and (3) providing wastewater treatment services such as landfill leachate treatment and purification (“service revenues”). Revenues consist of the invoiced value for the sales, net of value-added tax (“VAT”), business tax, applicable local government levies, rebates, discounts and returns.

For the six months ended June 30, 2018, revenues increased by $19.27 million, or 267.53%, to $26.48 million from $7.20 million for the same period last year. This increase was partially driven by the increase in both the number and size of the projects. Our project revenues increased by $6.88 million, or 193.62% to $10.43 million for the six months ended June 30, 2018 from $3.55 million for the same period last year. In addition, we began to deliver wastewater treatment services in the second half of 2017, and this service contributed revenues of $15.78 million and accounted for 59.61% of the total revenues for the six months ended June 30, 2018.

Our project revenues are recognized at the point in time when the performance obligations stated under the contracts with customers are satisfied and controls of the products have been transferred to the customers.

Our service revenues are recognized over time because our customers simultaneously receive and consume benefits as the services are provided by us. Specifically, the revenues have been recognized based on the volume of wastewater purified multiplied by negotiated contract billing rates.

Cost of revenues

Cost of revenues consist primarily of (i) materials and equipment costs, (ii) compensation and related overhead expenses for personnel involved in the customization of our products, delivery, installation and maintenance and services, (iii) contractor costs, and (iv) depreciation of equipment used in operations.

Cost of revenues increased by $7.55 million, or 142.90%, to $12.83 million for the six months ended June 30, 2018 from $5.28 million for the same period last year. As a percentage of revenues, cost of revenues was 48.46% for the six months ended June 30, 2018, compared to 73.33% for the same period last year. The increase in cost of revenues is directly linked to the 267.53% revenue growth, more highly skilled laborers required for installation and longer project delivery time for new large complex projects.

Gross profit and gross margin

Gross profit increased significantly by $11.73 million, or 610.22%, to $13.65 million for the six months ended June 30, 2018 from $1.92 million for the same period last year. In addition, gross margin increased to 51.54% for the six months ended June 30, 2018 from 26.67% for the same period last year.

The increase in gross margin was primarily due to the fact that we delivered wastewater treatment services for a customer, and the agreement with this customer allowed us to achieve greater profits contributing to a higher gross margin, which accounted for a large proportion of total revenues for the six months ended June 30, 2018. The wastewater was highly polluted, and purification and treatment demanded more complex technology than ordinary. In addition, we managed to deliver the services for the customer on an expedited schedule as agreed, which enabled us to obtain higher profits for these services.

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Selling, general and administrative expenses

Selling, general and administrative expenses (“SG&A”) increased by $2.91 million, or 162.95%, to $4.69 million for the six months ended June 30, 2018 from $1.78 million for the same period last year. The significant increase was partially due to the increase in labor costs, including the increased compensation of our senior management and the increase in the number of the new hires. In addition, we invested much more in research and development for the six months ended June 30, 2018.

Selling expenses accounted for 20.35% and 20.89% of the selling, general and administrative expenses for the six months ended June 30, 2018 and 2017, respectively.

Research and development expenses accounted for 36.45% of the selling, general and administrative expenses for the six months ended June 30, 2018, compared with 27.95% for the same period of 2017.

Operating income and operating margin

Income from operations increased by $8.82 million, or 6,405.99%, to $8.96 million for the six months ended June 30, 2018 from $0.14 million for the same period last year. Operating margin was 33.82% for the six months ended June 30, 2018, compared to 1.91% for the same period last year.

The increase in operating income and operating margin mainly resulted from the increase of revenues derived from a large customer. The gross margin of wastewater treatment services for six months ended June 30, 2018 was 60.26%.

Income Taxes

Provision for income taxes was $1.45 million for the six months ended June 30, 2018, an increase of $1.34 million, or 1,311.94%, from $0.10 million for the same period of last year. We were entitled to a preferential enterprise income tax (“EIT”) rate of 15% in 2017 and 2018. The standard enterprise income tax rate in China is 25%.

Net Income

Net income was $7.24 million for the six months ended June 30, 2018, compared to 0.02 million for the same period last year. Earnings per basic and diluted share was $0.67, and $0.00 for the six months ended June 30, 2018 and 2017, respectively.

Financial Conditions

As of June 30, 2018, the Company had cash, including cash, cash equivalents and restricted cash, for the total amount of $14.48 million, compared to $10.37 million at December 31, 2017. Total working capital was $16.77 million as of June 30, 2018, compared to $7.29 million at the end of 2017.

Net cash provided by operating activities was $4.86 million for the six months ended June 30, 2018, compared to $1.18 million for the same period last year. Net cash used in investing activities was $6.74 million for the six months ended June 30, 2018, compared to $1.23 million for the same period last year. Net cash provided by financing activities was $6.24 million for the six months ended June 30, 2018, compared to net cash used in financing activities of $0.80 million for the same period of last year.

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Recent Developments

On October 10, 2018 at 8:30 a.m., local Beijing time, China, the Company will hold our 2018 Annual Meeting of Shareholders at Haiyue Hotel, Conference Room No, 7, 590 Gangcheng Dong St., Laishan District, Yantai City, Shandong Province, China, 264003.

About Newater Technology, Inc.

Founded in 2012 and headquartered in Yantai, China, Newater specializes in the development, manufacture and sale of DTRO (Disk Tube Reverse Osmosis) and DTNF (Disk Tube Nano-Filtration) membranes for waste water treatment, recycling and discharge. Newater provides integrated technical solutions in engineering support and installation, technical advice and services, and other project-related solutions to turn wastewater into valuable clean water. Newater also provides wastewater treatment services, such as landfill leachate treatment and purification services.

The Company’s products can be used across a wide spectrum of industries, including:

- Leachate from landfills	- Power plant waste water

- Wastewater from oil fields	- Wastewater from gas production

- High acid wastewater	- Desalination

More information about the Company can be found at: www.dtnewa.com.

Notice

Rounding amounts and percentages: Certain amounts and percentages included in this press release have been rounded for ease of presentation. Percentage figures included in this press release have not in all cases been calculated on the basis of such rounded figures, but on the basis of such amounts prior to rounding. For this reason, certain percentage amounts in this press release may vary from those obtained by performing the same calculations using the figures in the financial statements. In addition, certain other amounts that appear in this press release may not sum due to rounding.

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Forward-Looking Statements

This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may”, “will”, “intend”, “should”, “believe”, “expect”, “anticipate”, “project”, “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Specifically, the Company’s statements regarding: 1) the completion of its automatic DTRO automatic production line; 2) the continued expansion of its research and development; 3) the anticipated lack of impact that the trade war between the U.S. and China will have on its business and 4) the expansion of its business into the entirety of China and its continued growth are forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the following: the Company’s goals and strategies; the Company’s future business development; product and service demand and acceptance; changes in technology; economic conditions; the growth of the water filtration industry in China; reputation and brand; the impact of competition and pricing; government regulations; fluctuations in general economic and business conditions in China and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the Securities and Exchange Commission. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the U.S. Securities and Exchange Commission, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For more information, please contact:

Company	Investor Relations

Zhuo Zhang CFO	Y. Tracy Tang CFA, CPA
NEWATER TECHNOLOGY INC.	SINO-AMERICAN INVESTOR ADVISORY
Phone: +86 (535) 625-8200	Phone: +1 (646) 485-1040
Email: zhuozhang@newater.cc	Email: Tracy.tang@sino-UsInvestors.com

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NEWATER TECHNOLOGY, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	June 30,	December 31,
	2018	2017
	(Unaudited)
ASSETS
Current assets
Cash and cash equivalents	$8,755,374	$3,118,080
Restricted cash, current	5,225,325	6,753,685
Accounts receivable, net	13,018,366	6,050,495
Notes receivable	274,818	-
Inventories	15,784,445	10,279,397
Deferred cost of revenue	479,941	2,547,580
Advances to suppliers and other current assets, net	7,444,577	2,885,510
Total current assets	50,982,846	31,634,747

Restricted cash, non-current	500,000	500,000
Property, plant and equipment, net	13,236,693	10,449,466
Land use rights, net	2,178,538	2,243,183
Deferred tax assets	-	518,251
Deposit on loan agreement	453,234	-
Total assets	$67,351,311	$45,345,647

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable and bank acceptance notes to vendors	$6,353,943	$4,903,058
Loans due within one year	10,101,688	9,020,697
Advances from customers	13,556,951	1,408,208
Income tax payables	461,354	501,921
Accrued expenses and other payables	3,738,960	8,509,425
Total current liabilities	34,212,896	24,343,309

Deferred tax liabilities	159,990	-
Long-term loans, less current portion and unamortized debt issuance costs	5,317,967	11,050
Total liabilities	39,690,853	24,354,359

Shareholders’ equity
Common shares ($0.001 par value, 200,000,000 shares authorized,10,809,000 shares issued and outstanding as of June 30, 2018 and December 31, 2017)	10,809	10,809
Additional paid-in capital	15,059,181	15,059,181
Statutory reserves	1,543,894	705,698
Retained earnings	11,628,076	5,228,733
Accumulated other comprehensive loss	(581,502)	(13,133)
Total shareholders’ equity	27,660,458	20,991,288
Total liabilities and shareholders’ equity	$67,351,311	$45,345,647

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NEWATER TECHNOLOGY, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(Unaudited)

	For the Six Months Ended June 30,
	2018	2017

Net revenues	$26,478,746	$7,204,431
Total revenues	26,478,746	7,204,431
Cost of revenues	12,831,993	5,282,936
Total cost of revenues	12,831,993	5,282,936
Gross profit	13,646,753	1,921,495
Operating expenses:
Selling, general and administrative	4,690,671	1,783,836
Total operating expenses	4,690,671	1,783,836
Income from operations	8,956,082	137,659
Interest expense	194,663	80,512
Interest income	(15,816)	(34,555)
Government grants	-	(29,094)
Other expenses	93,177	2,329
Total other expenses	272,024	19,192
Income before income tax provisions	8,684,058	118,467
Income tax provisions	1,446,519	102,449
Net income	7,237,539	16,018
Other comprehensive income (loss)
Foreign currency translation adjustment	(568,369)	131,765
Total comprehensive income	$6,669,170	$147,783

Earnings per common share
Basic	$0.67	$0.00
Diluted	$0.67	$0.00
Weighted average number of common shares outstanding
Basic	10,809,000	8,767,738
Diluted	10,809,000	8,767,738

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NEWATER TECHNOLOGY, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	For the Six Months Ended June 30,
	2018	2017
Cash flows from operating activities
Net income	$7,237,539	$16,018
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization expense	183,131	93,854
Deferred income taxes	695,967	(140,423)
Amortization of debt issuance costs	33,137	-
Loss on disposal of property, plant and equipment	17,104	-
Changes in assets and liabilities:
Accounts receivable, net	(7,351,322)	764,167
Accounts receivable from related parties, net	-	1,071,858
Notes receivable	(285,717)	68,806
Inventories	(5,905,343)	(5,369,723)
Deferred cost of revenue	2,104,545	-
Advances to suppliers and other current assets	(4,388,319)	439,396
Due from related parties	-	691
Other non-current assets	-	(15,969)
Accounts payable and bank acceptance notes to vendors	3,092,094	1,847,198
Notes payable	(1,496,874)	-
Advances from customers	12,655,491	2,326,919
Due to related parties	-	(1,095)
Income tax payables	(33,291)	12,314
Accrued expenses and other payables	(1,696,777)	58,437
Net cash provided by operating activities	4,861,365	1,172,448

Cash flows from investing activities
Purchase of property, plant and equipment	(6,560,476)	-
Proceeds from disposal of property, plant, and equipment	19,600	-
Advances to third parties	-	(1,236,490)
Repayments from related parties	-	2,909
Cash received in connection with disposal of subsidiary	-	(1,209)
Deposit on acquisition of subsidiary	(200,000)	-
Net cash used in investing activities	(6,740,876)	(1,234,790)

Cash flows from financing activities
Deposits on loan agreement	(471,209)	-
Repayment to related parties	-	(721,237)
Proceeds from loans due within one year	1,570,697	1,672,898
Repayment of loans due within one year	(3,210,646)	(1,745,632)
Proceeds from long-term loans	8,638,834	-
Payment of debt issuance costs	(282,725)	-
Net cash provided by (used in) financing activities	6,244,951	(793,971)

Effect on changes in foreign exchange rate	(256,506)	60,894

Net change in cash, cash equivalents and restricted cash	4,108,934	(795,419)
Cash, cash equivalents and restricted cash, beginning of period	10,371,765	2,924,688
Cash, cash equivalents and restricted cash, end of period	$14,480,699	$2,129,269

Supplemental cash flow information
Cash paid for interest	$288,382	$80,695
Cash paid for income taxes	$783,843	$230,558

Non-cash investing and financing activities:
Properties acquired with loans	$51,833	$-

Reconciliation of cash, cash equivalents, and restricted cash to the consolidated balance sheets
Cash and cash equivalents	$8,755,374	$1,577,394
Restricted cash	5,725,325	551,875
Total cash, cash equivalents, and restricted cash	$14,480,699	$2,129,269

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